REV GROUP, INC.

245 SOUTH EXECUTIVE DRIVE, SUITE 100

BROOKFIELD, WI 53005

April 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoffrey Kruczek

Re:	REV Group, Inc.

Registration Statement on Form S-3, as amended

File No. 333-255153

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, REV Group, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3, as amended (File No. 333-255153) to 4:00 p.m. Eastern Daylight Time on April 30, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Stephen W. Boettinger
General Counsel, REV Group, Inc.

cc:	Derek J. Dostal, Davis Polk & Wardwell LLP